Exhibit 1


      PERDIGAO ANNOUNCES THE INVESTMENTS TO THE EXPANSION OF RIO VERDE AGRO
                               INDUSTRIAL COMPLEX


     New Package foresees investments in the amount of R$ 200 Million in the Unit until 2007

     SAO PAULO, Brazil, Feb. 6 /PRNewswire-FirstCall/ -- Perdigao S/A (NYSE:
PDA) officially inaugurated the Rio Verde Agro Industrial Complex (GO) today, February 6, and announced an investment of R$ 200 million to expand the industrial facility and its integrated system by the year 2007. The ceremony was presided over by The Vice-President of Brazil, Jose Alencar, the Governor of Goias, Marconi Perillo, the Governor of Tocantins, Marcelo Miranda, the CEO of Perdigao, Nildemar Secches, the Minister of Tourism, Walfrido dos Mares Guia and the Executive Secretary of the Agriculture Ministry, Jose Amaury Dimarzio. During the ceremony, project financing agreements were signed with the state government and the Bank of Brazil , represented by its vice president, Ricardo Conceicao.

     Considered one of the largest and most innovative of its kind in Latin America, the Perdigao project has already received R$ 700 million in investments and has created 3,700 direct jobs and 10,000 indirect. With yearly revenues forecast to reach R$ 720 million, the plant annually produces 60,000 tons of poultry, 30,000 tons of pork and 90,000 tons of processed products both for domestic market and for export to 14 countries.

                                    EXPANSION

     Perdigao and its pork and poultry outgrowers will make equal investments in the expansion project of the Agro Industrial Complex. The resources from these outgrowers will be acquired through financing from the Center-West Constitutional Fund (FCO), in partnership with the Bank of Brazil and the Goias state government. The implementation of new lines of pasta, hamburgers, sausages and breaded products is planned as well as the enlargement of the cured sausages (Calabreza-type), salted and fresh (Toscana and pork loin), bologna sausage and ham lines.

     The expansion will take place over the next five years. In 2007, with the total expansion in place, the plant's total production volume should increase by 28,000,000 poultry/year and by 850,000 pork/year, representing an increase of more than 100% in poultry production and 170% in pork production, compared to 2002 volumes. As for processed meats, the 2007 production should increase more than 370% compared to 2002, which represents an additional production of 46 thousand tons per year. The new production lines will undergo technological innovations similar to those already in operation, making this plant one of the most advanced in the world.

     The investments will not be limited to the industrial plant, however. The installation of 220 chicken-producing units is planned, as well as 60 piglets-producing units and 290 pork-termination system units.

     The investment plan will allow Rio Verde to create between 800 and 1,000 new direct jobs and around 3,000 indirectly.

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                                    THE UNIT

     The Rio Verde Agro industrial Complex occupies an area of two million square meter and includes a poultry slaughterhouse, a hog slaughterhouse, a meat processing unit, a pasta processing unit, a feed mill and hatchery. Falkenstein-Archittekten + Ingenieure of Germany designed the industrial complex based on innovative systems of functionality and production flow, assuring food safety. The farming and cattle-raising section contains a matrix poultry farm, artificial insemination center and more than 900 modules for raising poultry and pork.

     The industrial area is equipped with high technology imported from Europe. The pasta factory production lines are totally automated and it allows adjustments and constant adaptation. The majority of employees were recruited locally and were trained in Perdigao units in southern Brazil. The training provided the workers the knowledge to adapt completely to the high technology used by the Company, which guaranteed its high productivity indices. A total R$
1.2 million was invested in 262 thousand hours of training.

                         ENVIRONMENT AND SOCIAL PROJECTS

     Throughout the project, the company adopted strict environmental and conservation guidelines. Among the main initiatives is an effluent treatment system, designed to meet the needs of the entire complex, with capacity of 8 thousand cubic meters a day, and the planting of 3.7 million eucalyptus seedlings on 1,804 hectares of farmland.

     Perdigao has been developing several programs to strengthen the infrastructure of the services offered to the people in Rio Verde, mainly in the health, security and education areas. One of them is the "Projeto Atende"(Assistance Project), implemented jointly with BNDES and the City Hall, in which some R$ 2 million has already been invested. In the effort to decentralize and improve health services, nine health centers have been opened next to police stations at strategically located points in both urban and rural areas.